Exhibit 99.1

AGM Group Holdings Inc. Acquires Hong Kong-Based Asset Manager and Announces Plan to Launch Asset Management Business in Hong Kong

BEIJING, China, June 1, 2018 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM” or the “Company”) (NASDAQ:AGMH), a financial technology (“FinTech”) company providing trading platform solutions and enabling technologies for brokerage firms and other financial institutions, today announced that, through its wholly-owned subsidiary, AGM Technology Limited (“AGM Technology”), it entered into a definitive equity acquisition agreement with SIFT Capital Partners Limited (“SIFT”) and its shareholders to acquire a 75% equity interest in SIFT for a cash consideration of HK$ 6 million (approximately US$ 0.76 million). SIFT is a Hong Kong-based asset management firm which currently holds a Type 9 (asset management) license granted by the Securities and Futures Commission of Hong Kong (“SFC”). The closing of the transaction is subjected to satisfactory legal and financial due diligence, the approval of SFC, the record of Amendment to the Articles of Association of SIFT, and other customary closing conditions.

Separately, the Company entered into an equity acquisition agreement to acquire 100% equity interest in AGM Global Asset Management Ltd. (“AGM Global”), a Cayman Islands company, from a related party for a nominal amount. AGM Global is not conducting any business currently.

Zhentao Jiang, Chairman of AGM, commented, “The two acquisitions will create potential channels for us to further growth into the investment and asset management businesses. We have been evaluating market opportunities in these new businesses across a wide variety of asset classes including private and public equities, foreign currencies, options and futures, as well as crypto currencies. Through these businesses, we plan to carry out technology research and development underlying the crypto-currency investments we plan to make, including Bitcoin, Ethereum, EOS, Stellar, Dash, Tether, and FilmC.

About SIFT Capital Partners Limited

SIFT is an asset manager established under the laws of Hong Kong and has been licensed under the Securities and Futures Commission (“SFC”) of Hong Kong since October 2013.  SIFT is authorized by the SFC to manage a portfolio of securities or futures contracts for clients and to manage funds on a discretionary basis. Since its establishment, SIFT has been committed to practicing under the Hong Kong financial regulatory authority and helping its Chinese clients achieve their goals in terms of outbound investments in the fields of securities, fixed income, and private equity.  Benefiting from the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect respectively in 2014 and in 2016, SIFT broadened its investment scope and research to cover listed companies in both Shanghai and Shenzhen Stock Exchanges.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an emerging financial technology (“FinTech”) company focusing on delivering innovative trading platform solutions and enhancing technologies for brokerage firms and other financial institutions. The Company currently offers three services lines: (i) online trading platform application service for institutional clients; (ii) forex trading brokerage service; and (iii) program trading application technology and management service. For more information, please visit www.agmgroup.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: DylanChiang@agmboard.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692